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                              December 6, 2022

       Christer Ros  n
       Chief Executive Officer
       Jupiter Neurosciences, Inc.
       1001 North US HWY 1, Suite 504
       Jupiter, FL 33477

                                                        Re: Jupiter
Neurosciences, Inc.
                                                            Amendment No. 14 to
Registration Statement on Form S-1
                                                            Filed on December
2, 2022
                                                            File No. 333-260183

       Dear Christer Ros  n:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Amendment No. 14 to Registration Statement on Form S-1

       Cover page

   1. We note your disclosure that provides an "assumed" initial public offering price and states that the actual number
of shares you will offer will be determined based on the actual public offering price.
Please revise to provide a bona fide estimate of the range of the maximum offering price
and the maximum number of securities offered.
                                                        Additionally, remove
your statement that the actual number of shares will be determined based on the actual
public offering price. Refer to Item 501(b)(2) and Instruction 1 to Item
                                                        501(b)(3) of Regulation
S-K.
 Christer Ros  n
FirstName  LastNameChrister
Jupiter Neurosciences, Inc. Ros  n
Comapany6,
December   NameJupiter
             2022        Neurosciences, Inc.
December
Page  2   6, 2022 Page 2
FirstName LastName
       You may contact Christie Wong at 202-551-3684 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Christine Westbrook at 202-551-5019 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Craig D. Linder, Esq.